

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 20, 2011

Mary K. Stokes, Esq.
Blank Rome LLP
One Logan Square
130 North 18th Street
Philadelphia, PA 19103-6998

RE: Cornerstone Total Return Fund, Inc. ("CRF")
  File Nos.: 333-175187 and 811-2363

  Cornerstone Strategic Value Fund, Inc. ("CLM")
  File Nos.: 333-175201 and 811-5150

Dear Ms. Stokes:

On June 28, 2011, CLM and CRF (each a "Fund" and collectively the "Funds") each filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") and the Investment Company Act of 1940 ("1940 Act"). Each registration statement is filed in connection with a proposed non-transferable rights offering of shares of common stock. These Rights will allow shareholders to subscribe for new shares of common stock. For every three (3) Rights a shareholder receives, such shareholder will be entitled to buy one (1) new share of common stock. Each Shareholder will receive one Right for each outstanding share they own on the record date (the "Basic Subscription").

The subscription price per share will be the greater of (i) 102% of net asset value per share ("NAV") as calculated at the close of trading on the date of expiration of the Offering and (ii) 90% of the market price per share at such time.

Record date shareholders who exercise all of their Basic Subscription Rights are entitled to subscribe for shares which were not otherwise subscribed for by other shareholders (the "Additional Subscription Privilege"). Each Fund may also, in its discretion, issue additional Shares in an amount up to 100% of shares available in the Basic Subscription Rights offering to honor additional subscription requests (the "Over-Allotment Shares") subject to the same terms and conditions of the Offering.

On July 1, 2011, the last reported NAV for CLM was $7.26 and the last reported sales price was $10.40, which represents a 43.25% premium to the Fund's NAV. On the same date, the last reported NAV for CRF was $6.37 and the last reported sales price was $9.46, which represents a 48.51% premium to the Fund's NAV.

Pursuant to Release No. 33-6510 and in reliance upon the representations contained in your letter dated June 28, 2011, we performed a limited review of the registration statements. Your letter represented that the disclosure contained in the registration statements is based on and is substantially similar to the registration statements on Form N-2 of the CRF and CLM, which were reviewed and declared effective by the staff on October 29, 2010.

You should consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Cornerstone Total Return Fund, Inc.

Page 12

1.   The section captioned "Board Considerations in Approving the Offering" cites the success of the 2010 rights offering as a factor in approving the current rights offering. Please expand the disclosure to discuss the number of shares issued in the 2010 basic rights offering and the number of shares that were issued, if any, with respect to the over-allotment shares in the 2010 rights offering.

2.   Disclose that the Board of Directors considered the impact of the 2010 rights offering, if any, on the market price of its stock, and determined it was in the best interests of shareholders to proceed with the 2011 rights offering while continuing the managed distribution policy. If the Board did not consider such information, why was it not considered?

Statement of Additional Information

Page 1

3.   Fundamental policy number 1[1] in the registration statement appears to be different from fundamental policy number 1[2] in the registration statement reviewed and declared effective by the staff on October 29, 2010. It appears that old fundamental policy number 1 was deleted. We are unable to locate a proxy filing consistent with any fundamental policy change. The policy numbers for other fundamental policies have also changed, but there does not appear to be any other substantive change. Please confirm there are no other changes and explain to the staff in your response letter why you believe this change is permissible.

General

4.   Other than the previously granted exemptive relief with respect to the Fund's managed distribution policy, please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

5.   We note that Messrs. Bradshaw and Wilcox each filed a Form 4 on December 23, 2010. Please inform us whether all of the officers, directors, and beneficial owners of more than 10% of the Fund's securities are current with the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

Cornerstone Strategic Value Fund, Inc.

6.   As the registration statements are virtually identical, to the extent applicable, the CRF comments above apply to the CLM registration statement.

---

[1] This fundamental policy states "[t]he Fund shall not:

 1. Issue any senior securities (as defined in the Investment Company Act of 1940) except insofar as any borrowing permitted by item 2 below might be considered the issuance of senior securities."

[2] This fundamental policy states "[t]he Fund shall not:

 1. With respect to 75% of its total assets, purchase a security, other than securities issued or guaranteed by the U.S. Government or securities of other regulated investment companies, if as a result of such purchase, more than 5% of the value of that Fund's total assets would be invested in the securities of any one issuer, or that Fund would own more than 10% of the voting securities of any one issuer."

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,



Kevin C. Rupert
Accountant